SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2011

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

This report on Form 6-K is incorporated by reference in the Registration
Statement on Form F-3 of Petróleo Brasileiro -- Petrobras (No. 333-163665).

Rio de Janeiro – May 13, 2011 – Petrobras announces today its consolidated results expressed in millions of Brazilian Reais, in accordance with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB).

Consolidated net income totaled R$10,985 million in 1Q-2011, a new quarterly record, while EBITDA increased by 10% over 4Q-2010

Main Highlights

R$ million
			First quarter
4Q-2010	1Q11 X 4Q10 (%)		2011	2010	2011 X 2010 (%)

10,602	4	Consolidated net income attributable to Petrobras shareholders	10,985	7,726	42
2,628		Total oil and natural gas production (th. barrel/day)	2,627	2,547	3
14,584	10	EBITDA	16,093	15,076	7
380,247	6	Market capitalization (parent company)	402,487	332,381	21

  Production increased by 3% over 1Q-2010, chiefly due to higher output in the Marlim Leste, Cachalote/Baleia Franca, Jubarte, Uruguá/Tambaú and Frade fields, the operational start-up of the Piloto de Lula and Marlim Sul fields and the Tiro, Sidon and Guará extended well tests.

  New pre-salt discoveries in the Santos Basin, including Carioca Nordeste and Macunaíma. Petrobras also began extended well tests in the Marlim Leste field and the Brava region of the Marlim field, both in the pre-salt area of the Campos Basin.

  Approval of the first lot of seven drilling rigs to be built in Brazil. Sete Brasil S.A. will be responsible for the construction contract with Estaleiro Atlântico Sul (EAS).

  The Company raised US$6 billion through international bond issues maturing in 5, 10 and 30 years.

  In 1Q-2011, Petrobras paid R$2,218 million in interest on equity to its shareholders on the amount of R$0.12 per share and will pay dividends of R$1,565 million by June 27, 2011, as resolved by the Annual Shareholders’ Meeting of April 28, 2011. On March 31, 2011, the Company provisioned R$2,609 million related to interest on equity on the amount of R$ 0.20 per share to be paid by July 30, 2011.

www.Petrobras.com.br/ri
     For further information: PETRÓLEO BRASILEIRO S. A. – PETROBRAS Investor Relations I E-mail: petroinvest@Petrobras.com.br / acionistas@Petrobras.com.br
Av. República do Chile, 65 - 2202 - B - 20031-912 - Rio de Janeiro, RJ I Tel.: 55 (21) 3224-1510 / 9947 I 0800-282-1540

Index: Financial Performance Operating Performance Financial Statements Appendices	3 6 17 27

This document may contain forecasts that merely reflect the expectations of the Company’s management. Such terms as “anticipate”, “believe”, “expect”, “forecast”, “intend”, “plan”, “project”,
“seek”, “should”, along with similar or analogous expressions, are used to identify such forecasts. These predictions evidently involve risks and uncertainties, whether foreseen or not by the
Company. Therefore, the future results of operations may differ from current expectations, and readers should not base their expectations exclusively on the information presented herein.

Dear shareholders and investors,

We are pleased to announce our results for the first quarter of 2011, which was marked by continuing challenges and important operational and corporate achievements, leading to record net income of R$10,985 million.

Our operating performance improved substantially, particularly in the Exploration and Production segment. At the beginning of 2011, we announced that our proven oil and gas reserves had reached 15.986 billion barrels of oil equivalent (boe) in 2010, in accordance to SPE, 7.5% more than the previous year. This means that, for every boe extracted in 2010, we added 2.29, corresponding to a reserve replacement ratio of 229%. The reserve/production ratio (R/P) closed 2010 at 18.4 years, an exceptionally comfortable figure for our industry.

We continue to make progress in our development of the Santo pre-salt frontier, approving the chartering of two new FPSO platforms (oil and gas floating production, storage and offloading units) for the pilot projects in the Guará-Norte region and the Cernambi field.

Continuing with our strategy of ensuring key equipment for the development of our operations, we approved the construction of the first lot of seven drilling rigs to be built in Brazil. The rigs will be chartered from Sete Brasil S.A., which will be responsible for the construction contract with Estaleiro Atlântico Sul (EAS), in Pernambuco. This represents the first stage of a project involving up to 28 rigs, the first of which is scheduled for start-up by 2015. It is worth highlighting that the contracting of these rigs is fully compatible with a policy of local construction at internationally competitive costs.

Continuing with our exploration program, we announced several new and important discoveries, including the area known informally as Carioca Nordeste, where preliminary analyses indicate an accumulation of oil with an API gravity of 26° in a high-quality 200 meter reservoir, and the Macunaíma area, where the Company identified an oil accumulation also with an API gravity of 26° in the Santos Basin pre-salt reservoirs.

We began extended well tests (EWTs) in the Tracajá reservoir in the Marlim Leste field, and the Brava region of the Marlim field, both of which located in the pre-salt area of the Campos Basin, the latter being connected to the P-27 platform, avoiding the need for an additional production unit. The EWTs will provide us with more data on the characteristics of the reservoirs, thus helping to ensure the best means of developing production.

We entered into a Memorandum of Understanding and a General Technological Cooperation Agreement with the Chinese companies, Sinochem Corporation and Sinopec, respectively. These strategic alliances will ensure cooperation between the companies’ activities in Brazil and abroad in areas of common interest in the oil and gas industry.

On the corporate front, we undertook the largest ever international debt issue by a Brazilian company, placing US$6 billion in bonds maturing in 5, 10 and 30 years. The proceeds will be used to finance the investments scheduled in our Business Plan, thereby maintaining an appropriate capital structure and financial leverage in line with our objectives.

In April, we announced the annual review of the Santos Basin Pre-Salt Integrated Development Plan (Plansal), incorporating the data from the new wells and the implementation of the various commercial strategies.

Finally, we cannot forget to mention the highly volatile international oil prices which, combined with the ethanol shortage in Brazil, have further underlined the correctness of Petrobras’ strategy which is primarily aimed at increasing oil production and actively participating in the biofuel segment, not only capturing growing demand in these markets, but also ensuring that all the Company’s human, financial and operational resources are put to the best possible use. We remain confident in our capacity to achieve the goals laid out in our Business Plan, thereby ensuring increasing returns for our shareholders and investors.

Main Items and Consolidated Economic Indicators

R$ million
			First quarter
4Q-2010	1Q11 X 4Q10 (%)		2011	2010	2011 X 2010 (%)

54,492	1	Revenue from sales	54,800	50,412	9
18,880	7	Gross profit	20,204	19,310	5
10,773	16	Income befor e financial result, profit sharing and taxes	12,536	11,617	8
1,926	5	Net financial result	2,022	(701)	388
10,602	4	Net income attributable to Petrobras shareholders	10,985	7,726	42
0.81	4	Earnings per share [1]	0.84	0.88	(4)

		Result by business area
7,848	19	. Exploration & Production	9,327	7,312	28
1,415	(107)	. Refining, Transportation & Marketing	(95)	1,116	(109)
332	55	. Gas & Power	515	323	59
(38)	(66)	. Biofuels	(13)	(22)	(41)
290	27	. Distribution	369	362	2
62	1,260	. International	843	447	89
1,449	(39)	. Corporate	880	(1,240)	171

19,911	(20)	Consolidated investments	15,871	17,753	(11)

35	2	Gross margin (%)	37	38	(1)
21	2	Operating margin (%) [2]	23	23
19	1	Net margin (%)	20	15	5
14,584	10	EBITDA – R$ million [3]	16,093	15,076	7

86.48	21	Brent (US$/bbl)	104.97	76.24	38
1.70	(2)	US Dollar average sell price (R$)	1.67	1.80	(7)
1.67	(2)	US Dollar final sell price (R$)	1.63	1.78	(8)

		Average price indicators
159.00	3	Average Oil Products Realization Prices (R$/bbl)	163.72	157.65	4
		Sale price - Brazil
79.70	18	. Oil (US$/bbl) [4]	94.04	72.92	29
14.01	(37)	. Natural gas (US$/bbl) [5]	8.83	14.39	(39)
		Sale price - International
73.90	18	. Oil (US$/bbl)	87.39	62.02	41
14.80	11	. Natural gas (US$/bbl)	16.36	14.81	10

[1] Earnings per share based on the weighted average of the number of shares.
[2] Calculated based on operating income before financial result, profit sharing and taxes.
[3] Operating income before financial result, equity balance and depreciation/amortization.
[4] Average of exports and domestic transfer prices from E&P to Refining, Transportation & Marketing.
[5] Domestic oil transfer price from E&P to Gas & Power.

1Q-2011 x 4Q-2010:

Gross profit

Gross profit6 totaled R$20,204 million in 1Q-2011, 7% up on the R$18,880 million posted in 4Q-2010, due to:

o Relatively stable sales revenue (R$54,800 million in 1Q-2011, versus R$54,492 million in 4Q-2010), due to:
• The impact of higher international prices on export prices and the price of oil products whose prices are pegged to the international market;
• The price increases were almost entirely offset by the reduction in domestic sales volume, especially diesel, due to the decline in industrial activity, and natural gas, reflecting the seasonality of the industrial and thermal power segments.

o A reduction of 3% in the cost of goods sold – COGS- (R$1,016 million), due to:
• The 7% decline in domestic sales volume (2,344 thousand barrels/day in 1Q-2011, versus 2,526 thousand barrels/day in 4Q-2010);
• The lower share of imports, especially diesel, in the COGS mix;

These effects were partially offset by the increase in extraction costs, which climbed by 17% in R$/bbl terms (including the government take).

Net Income

o First quarter net income (R$10,985 million) improved by 4% over the previous quarter (R$10,602 million), mostly reflecting:
• Higher sales revenue;
• Lower COGS;
• The 5% reduction in expenses (R$439 million), chiefly due to reduced write-offs of economically unviable wells, mostly abroad (R$321 million).

These effects were partially offset by the R$754 million reduction in tax benefits from the payment of interest of equity.

Cash and Cash Equivalents, Investments and Debt

o Cash and cash equivalents (including federal bonds maturing in more than 90 days) climbed by 13% (R$62,935 million in 1Q-2011, versus R$55,848 million in 4Q-2010).

o First-quarter investments totaled R$15,871 million, 45% of which allocated to Exploration & Production.

o Net debt stood at R$66,064 million, up by 6%, most of which in the long term, with a comfortable leverage of 17%, well below the Company’s established maximum of 35% .

[6] For further details, see Appendix 2.

1Q-2011 x 1Q-2010.

Gross profit

Gross profit7 totaled R$20,204 million in 1Q-2011, 5% up on 1Q-2010 (R$19,310 million), thanks to:

o The 9% increase in revenue (R$4,388 million), basically due to:

• The 7% upturn in domestic sales volume (R$1,383 million), reflecting Brazil’s economic growth, led by jet fuel (+18%), natural gas (+13%), diesel (+9%) and gasoline (+7%)8.
• The increase in crude and oil product prices, chiefly oil exports (41% in US$), and the higher price of naphtha (+13%) and jet fuel (+20%);
• Increased revenue from the international market (R$1,094 million), due to higher prices abroad (R$1,077 million).

o COGS increased by 11% over 1Q-2010 (R$3,494 million), due to:

• Higher import expenditures, mainly with diesel;
• The 16% increase in extraction expenses (including the government take), due to higher international crude prices and increased output;
• The 16% upturn in R$/bbl refining costs, excluding the exchange variation, due to higher expenses with personnel, materials, third-party services and scheduled stoppages.

Net Income

o 1Q-2010, net income increased by 42% year-on-year, reaching a new quarterly record, mostly reflecting:

• The 29% increase in national oil prices in US$;
• The 4% upturn in LNG and natural gas production due to higher output in the Marlim Leste, Cachalote/Baleia Franca, Jubarte, Uruguá/Tambaú and Frade fields, the operational start-up of the Piloto de Lula and Marlim Sul fields and the extended well tests in Tiro, Sidon and Guará.
• Higher sales of natural gas, accompanying industrial growth and increased demand for power generation;
• The increase in the financial result (R$2,723 million), due to exchange gains on debt from the appreciation of the Real against the U.S. dollar, and higher returns on financial investments and federal bonds due to investment of the proceeds from the September 2010 capitalization.

Cash and Cash Equivalents, Investments and Debt

o Net cash from operating activities amounted to R$12,924 million in 1Q-2011, 34% up year-on-year, reflecting higher output, increased sales, and favorable crude and oil product prices.

o The Company has invested R$15,871 million to date, R$7,196 million of which in Exploration & Production and R$5,845 million in Refining, Transportation & Marketing.

o Following the September 2010 capitalization, the company’s leverage fell substantially and has been maintained at 17%, much lower than the Company’s established limit of 35%.

[7] For further details, see Appendix 3.
[8] For further details, see page 14.

RESULTS BY BUSINESS AREA

Petrobras operates in an integrated manner, with the greater part of oil and gas production in the exploration and production area being transferred to other Company areas.

When reporting results per business area, transactions with third parties and transfers between business areas are valued in accordance with the internal transfer prices established between the various areas and assessment methodologies based on market parameters.

EXPLORATION AND PRODUCTION (E&P)
		Net income	First quarter
4Q-2010	1Q11 X 4Q10 (%)		2011	2010	2011 X 2010 (%)

7,848	19		9,327	7,312	28

(1Q-2011 x 4Q-2010): The upturn in net income was caused by the increase in the domestic oil sale/transfer price (18% in US$/bbl), partially offset by the higher government take.

 The spread between the average domestic oil sale/transfer price and the average Brent price widened from US$6.78/bbl in 4Q-2010 to US$10.93/bbl in 1Q-2011, reflecting higher international prices and the disparity between Brent crude and WTI prices.

(1Q-2011 x 1Q-2010): The increase in net income reflected higher domestic oil prices (29% in US$/bbl), partially offset by the higher government take.

Another contributing factor was the reduction in losses and lower contingencies for lawsuits (R$451million), chiefly due to provisions for tax contingencies related to the ICMS/RJ (state VAT) of the P-36 platform in 1Q-2010.

The spread between the average domestic oil sale/transfer price and the average Brent price widened from US$3.32/bbl in 1Q-2010 to US$10.93/bbl in 1Q-2011, reflecting the higher international prices and the disparity between Brent crude and WTI prices.

			First quarter
4Q-2010	1Q11 X 4Q10 (%)	Domestic production (th. barrels/day) (*)	2011	2010	2011 X 2010 (%)

2,030	1	Oil and NGL	2,044	1,985	3
354	(4)	Natural gas [9]	341	317	8
2,384		Total	2,385	2,302	4

(1Q-2011 x 4Q-2010): Oil and gas production remained flat over 4Q-2010.

(1Q-2011 x 1Q-2010): Higher output in the Marlim Leste, Cachalote/Baleia Franca, Jubarte, Uruguá/Tambaú, Frade, Piloto de Lula and Marlim Sul fields and the extended well tests (EWT) in Tiro, Sidon and Guará more than offset the natural decline in the remaining fields.

*Unaudited
[9] Excludes liquefied gas and includes re-injected gas

			First quarter
4Q-2010	1Q11 X 4Q10 (%)	Lifting cost - country (*)	2011	2010	2011X 2010 (%)

		US$/barrel:
10.29	11	• • without government take	11.38	9.40	21
25.58	19	• • with government take	30.48	23.73	28

		R$/barrel:
17.34	10	• • without government take	19.00	16.95	12
43.47	17	• • with government take	50.66	43.82	16

Lifting Cost Excluding Government Take – US$/barrel

(1Q-2011 x 4Q-2010): Excluding the exchange variation, lifting costs increased by 9%, due to the higher number of well interventions in the Marlim Sul and Albacora Leste fields and preventive maintenance in the Marlim field.

(1Q-2011 x 1Q-2010): Excluding the exchange variation, lifting costs climbed by 15% over 1Q-2010, due to the increased number of well interventions in the Marlim Leste, Roncador, Marlim Sul and Albacora Leste fields and preventive maintenance in the Marlim field.

Lifting Cost Including Government Take – US$/barrel

(1Q-2011 x 4Q-2010): Excluding the exchange variation, lifting cost increased by 19% due to the higher average reference price for local oil.	(1Q-2011 x 1Q-2010): Excluding the exchange variation, the lifting cost increased by 26% due to the higher average reference price for local oil.

(*) Unaudited.

REFINING, TRANSPORTATION & MARKETING
		Net income	First quarter
4Q-2010	1Q11 X 4Q10 (%)		2011	2010	2011 X 2010 (%)

1,415	(107)		(95)	1,116	(109)

(1Q-2011 x 4Q-2010): The reduction in net income reflected higher oil acquisition/transfer and oil product import costs (Brent – up by 21% in US$/bbl) and the decline in domestic oil product sales volume.

These factors were partially offset by the sale of inventories formed at lower acquisition costs in previous periods, higher export prices and the upturn in the domestic price of those oil products whose prices are pegged to international prices.

(1Q-2011 x 1Q-2010): The year-on-year reduction in net income reflects higher oil acquisition/transfer and oil product import costs (Brent, up by 38% in US$/bbl), partially offset by the increase in oil product sales volume, higher export prices and the upturn in the domestic price of those oil products whose prices are pegged to international prices. Increased returns on interests in petrochemical investees (R$328 million) also helped offset the reduction.

			First quarter
4Q-2010	1Q11 X 4Q10 (%)	Imports and exports (th. barrels/day) (*)	2011	2010	2011 X 2010 (%)

270	50	Crude oil imports	405	347	17
188	48	Oil product imports	279	274	2
458	49	Crude oil and oil product imports	684	621	10
441	(1)	Crude oil exports [10]	436	555	(21)
215	(2)	Oil product exports	210	192	9
656	(2)	Crude oil and oil product exports [11]	646	747	(14)
198	(119)	Net crude oil and oil product exports (imports)	(38)	126	(130)

(1Q-2011 x 4Q-2010): The increase in oil imports reflected the need to replenish inventories and process lighter crude at Replan, due to the stoppage of the refinery’s fuel oil and gasoil outflow pipeline. Oil product imports also moved up, especially diesel.

Oil exports declined due to the need to build up inventories, and gasoline exports were also reduced to  meet the increase in local demand caused by the ethanol shortage.

(1Q-2011 x 1Q-2010): Oil imports increased due to the need to replenish inventories and process lighter crude at Replan, due to the stoppage in the refinery’s fuel oil and gasoil outflow pipeline.

(*) Unaudited.
[10] Includes oil exports by the Refining, Transportation & Marketing and E&P business areas.
[11] Includes ongoing exports.

			First quarter
4Q-2010	1Q11 X 4Q10 (%)	Oil product output (th. barrels/day) (*)	2011	2010	2011 X 2010 (%)

1,910	(2)	Oil product output	1,877	1,765	6
2,007		Primary installed processing capacity [12]	2,007	1,942	3
93	(1)	Installed capacity use (%)	92	90	2
83	(1)	Domestic crude as % of total processed feedstock	82	80	2

			First quarter
4Q-2010	1Q11 X 4Q10 (%)	Processed Feedstock – Domestic (th. barrels/day) (*)	2011	2010	2011 X 2010 (%)

1,862	(1)		1,852	1,738	7

(1Q-2011 x 4Q-2010): Daily processed feedstock remained stable over the previous quarter.			(1Q-2011 x 1Q-2010): Daily processed feedstock moved up by 7%, reflecting the reduction in scheduled stoppages in the distillation units.

			First quarter
4Q-2010	1Q11 X 4Q10 (%)	Refining Cost – Domestic (*)	2011	2010	2011 X 2010 (%)

4.79	(5)	Refining cost (US$/barrel)	4.53	3.64	24

8.07	(6)	Refining cost (R$/barrel)	7.57	6.52	16

(1Q-2011 x 4Q-2010): Excluding the exchange variation, refining costs fell by 7%, due to lower expenses from scheduled stoppages, maintenance, repairs and materials.

(1Q-2011 x 1Q-2010): Excluding the exchange variation, these costs increased by 16%, due to higher expenses from scheduled stoppages in the conversion units (without no direct impact on throughput), as well as from personnel, materials, and third-party services, chiefly as a result of equipment maintenance and repairs.

(*) Unaudited
[12] According to the ownership recognized by the ANP.

GAS & POWER
		Net income	First quarter
4Q-2010	1Q11 X 4Q10 (%)		2011	2010	2011 X 2010 (%)

332	55		515	323	59

(1Q-2011 x 4Q-2010): The increase in net income was due to the following factors:

• The upturn in the average gas sales price, reflecting the thermal market’s reduced sales share;

• The reduction in domestic natural gas acquisition/transfer costs, accompanying the behavior of  international prices and the appreciation of the Real against the U.S. dollar;

• Lower LNG import/consumption volume;

• Higher energy trading margins due to the increase in the average spot market acquisition cost.

 These factors were partially offset by reduced sales volume of natural gas, reflecting demand seasonality, and electricity, due to the recovery of water levels in the hydro plant reservoirs.

(1Q-2011 x 1Q-2010): The annual improvement was due to the following factors:

• Higher sales of natural gas, accompanying industrial growth and greater demand for power generation;

• The reduction in domestic natural gas acquisition/transfer costs, accompanying the behavior of international prices and the appreciation of the Real against the U.S. dollar;

• Increased fixed revenue from energy auctions (regulated market) due to the operational start-up of two thermal plants and higher revenue from thermal generation;

• Estimated impairment losses in 1Q-2010 (R$80 million);

These effects were partially offset by reduced power sales margins due to the increase in the average spot market acquisition cost and LNG import/consumption costs.

			First quarter
4Q-2010	1Q11 X 4Q10 (%)	Physical and financial indicators (*)	2011	2010	2011 X 2010 (%)

171	(2)	Gas imports (th. barrels/day)	168	152	11
1,931	6	Electricity sales (agreements) - average MW	2,037	2,317	(12)
3,119	(75)	Electricity generation - average MW	773	456	70
115	(71)	Difference settlement price (PLD) - R$/MWh [13]	33	19	81

(1Q-2011 x 4Q-2010): The 2% reduction in Bolivian gas imports reflected the decline in thermal power generation.

Electricity sales volume climbed by 6%, reflecting the trading optimization policy through balance and short-term sales.

The 75% reduction in power generation was caused by lower dispatch by the ONS (National System Operator) due to the higher water levels.

The 71% decline in the difference settlement price reflected the slight increase in reservoir water levels.

(1Q-2011 x 1Q-2010): The 10% increase in Bolivian gas imports was due to higher demand for thermal power and the increase in industrial consumption.

The 12% downturn in electricity sales was caused by the increase in the difference settlement price in 1Q-2011, which reduced balance sales.

The 70% increase in power generation, reflected lower-than-expected water levels, together with high temperatures and increased dispatch by the ONS due to increased confidence in the System’s reliability. The 81% upturn in the difference settlement price reflected the reduction in reservoir water levels in 2011.

(*) Unaudited.
13 PLD – weekly prices weighted by load level (light, medium and heavy), number of hours and sub-market capacity.

BIOFUEL
		Net income	First quarter
4Q-2010	1Q11 X 4Q10 (%)		2011	2010	2011 X 2010 (%)

38	66		13	(22)	(41)

(1Q-2011 x 4Q-2010): The reduction in losses reflected the increase in sales volume due to higher biofuel production and sales, the development of agribusiness activities and higher gains from the Company’s interests in ethanol producing investees.

These effects were partially offset by higher operating costs.

Biodiesel operations are still being consolidated in Brazil, and current sales volume and auction price levels do not yet permit wider operating margins.

(1Q-2011 x 1Q-2010): The reduced losses were due to higher biodiesel sales volume and gains from the Company’s interests in ethanol producing investees.

These factors were partially offset by higher biodiesel raw material acquisition and transportation costs, expenses from the implementation of new projects and higher operating expenses, reflecting the expansion of the business.

DISTRIBUTION
		Net income	First quarter
4Q-2010	1Q11 X 4Q10 (%)		2011	2010	2011 X 2010 (%)

290	27		369	362	2

(1Q-2011 x 4Q-2010): The upturn in net income was due to the 6% increase in sales margins and the reduction in selling expenses with services, sales promotions and the 2010/2011 pay rise.

These effects were partially offset by the 7% reduction in sales volume.

The share of the fuel distribution market was 38.9% in 1Q-2011, versus 39.0% in the previous quarter.

(1Q-2011 x 1Q-2010): Net income remained flat given that the 3% increase in sales margins and the 6% upturn in sales volume were offset by the increase in selling expenses with services, provisions for doubtful debts and personnel, the latter explained by the 2010/2011 collective bargaining agreement.

The share of the fuel distribution market declined from 39.5% in 2010 to 38.9% in 2011.

INTERNATIONAL MARKET
		Net income	First quarter
4Q-2010	1Q11 X 4Q10 (%)		2011	2010	2011 X 2010 (%)

62	1.260		843	447	89

(1Q-2011 x 4Q-2010): The increase in net income reflected the upturn in gross profit (R$454 million) due to higher commodity prices, and the reduction in exploration expenses and the write-off of wells in 1Q-2011 (R$577 million).

(1Q-2011 x 1Q-2010): The year-on-year increase was caused by higher international commodity prices in 2011 and increased sales volume in Nigeria due to the operational start-up of new production wells in 2010, affecting gross profit (R$464 million).

			First quarter
4Q-2010	1Q11 X 4Q10 (%)	International Production (th. barrels/day) (*)	2011	2010	2011 X 2010 (%)

		Consolidated international production
143	(2)	Oil and LNG	140	142	(1)
93		Natural gas	93	95	(2)
236	(1)	Total	233	237	(2)
8	13	Non consolidated internacional production	9	8	13
244	(1)	Total international production	242	245	(1)

(1Q-2011 x 4Q-2010): Consolidated oil and LNG production fell due to the termination of the Exploration & Production agreements in Ecuador and the decline in output from the mature fields in Colombia. Consolidated gas production remained flat over the previous quarter.

(1Q-2011 x 1Q-2010): Consolidated oil and LNG production fell due to the termination of the Exploration & Production agreements in Ecuador and the decline in output from the mature fields in Argentina and Colombia, offset by the operational start-up of new wells in the Akpo and Agbami fields in Nigeria.

The reduction in gas production was due to the decline in output from mature fields and disputes with unions in Argentina, offset by higher demand for Bolivian gas in Brazil.

(*) Unaudited.

			First quarter
4Q-2010	1Q11 X 4Q10 (%)	Lifting Cost - International (US$/barrel) (*)	2011	2010	2011 X 2010 (%)

6.80	(17)		5.65	5.11[14]	11

(1Q-2011 x 4Q-2010): Lower expenses from third-party services in Argentina, Colombia and Angola due to the reduction in well intervention and maintenance services.	(1Q-2011 x 1Q-2010): Increase in third-party and materials expenses in Argentina, due to contractual price adjustments and the higher volume of well intervention services.

			First quarter
4Q-2010	1Q11 X 4Q10 (%)	Processed Feedstock – International (th. barrels/day) (*)	2011	2010	2011 X 2010 (%)

208	(5)		198	212	(7)

(1Q-2011 x 4Q-2010): Lower processed feedstock due to the scheduled maintenance stoppage at the FCC catalytic cracking unit in the USA.

(1Q-2011 x 1Q-2010): Reduction in processed feedstock due to the February stoppage at the hydrotreatment unit (HDT) in Bahia Blanca
(Argentina) and the scheduled stoppage at the FCC catalytic  cracking unit in the USA in march/2011.

			First quarter
4Q-2010	1Q11 X 4Q10 (%)	Oil Product Output - International (*)	2011	2010	2011 X 2010 (%)
		(th. barrels/day)

220	(4)	Oil product output	212	225	(6)
281	-	Primary installed processing capacity	281	281	-
70	(4)	Installed capacity use (%)	66	73	(7)

			First quarter
4Q-2010	1Q11 X 4Q10 (%)	Refining Cost – International (US$/barrel) (*)	2011	2010	2011 X 2010 (%)

4.08	18		4.81	3.32	45

(1Q-2011 x 4Q-2010): Higher maintenance expenses in the Pasadena refinery in the USA due to the scheduled stoppage in 1Q-2011.	(1Q-2011 x 1Q-2010): Refinery costs increased in the USA due to expenses from the scheduled stoppage at the FCC catalytic cracking unit in March 2011 and the reduction in total processed feedstock.

(*) Unaudited.
[14] Revised lifting cost in the Nigerian unit.

Sales Volume – thousand barrels/day (*)
			First quarter
4Q-2010	1Q11 X 4Q10 (%)		2011	2010	2011 X 2010 (%)

841	(5)	Diesel	796	733	9
414	6	Gasoline	439	410	7
91	(8)	Fuel Oil	84	104	(19)
197	(22)	Naphtha	153	149	3
219	(5)	LPG	208	203	2
99		Jet fuel	99	84	18
191	(1)	Other	189	168	13
2,052	(4)	Total oil products	1,968	1,851	6
111	(23)	Alcohols, nitrogen-based compounds and others	85	81	5
363	(20)	Natural gas	291	257	13
2,526	(7)	Total domestic market	2,344	2,189	7
658	(2)	Exports	646	749	(14)
601	(11)	International sales [15]	536	561	(4)
1,259	(6)	Total international market	1,182	1,310	(10)
3,785	(7)	Total	3,526	3,499	1

Domestic sales volume increased by 7% over 1Q-2010, reflecting economic growth as well as the following factors:

• Diesel (increase of 9%) – due to the reduced market share of the other local players;

• Gasoline (increase of 7%) – reflecting the more advantageous gasoline prices compared to those of ethanol in most states, as well as the expansion of the vehicle fleet;

• Natural gas (increase of 13%) – accompanying industrial growth and greater demand for power generation;

• Jet fuel (increase of 18%) – due to the appreciation of the Real and the greater number of domestic and international flights.

The 19% reduction in fuel oil reflected the substitution of part of natural gas consumption, both in the thermal and industrial segments.

Exports declined by 14%, due to increased oil supply in 1Q-2010, reflecting the scheduled stoppage in the Replan refinery.

Corporate Overhead (US$ million) (*)
		First quarter
4Q-2010	1Q11 X 4Q10 (%)	2011	2010	2011 X 2010 (%)

862	(7)	798	651	23

(1Q-2011 x 4Q-2010): Excluding the appreciation of the Real, corporate overhead fell 9%, due to the reduction in expenses from social programs, sponsorships and data processing, partially offset by higher personnel expenses.

(1Q-2011 x 1Q-2010): Excluding the appreciation of the Real, corporate overhead climbed by 15% over Q-2010, due to higher personnel, sponsorship marketing and advertising expenses.

(*) Unaudited.
[15] Altered in accordance with the revision of PESA’s volumes.

Consolidated Investments

R$ million
		First quarter
	2011	%	2010	%	Δ%
• Own Investments	15,585	98	16,707	94	(7)
Exploration & Production	7,196	45	7,778	44	(7)
Refining, Transportation & Marketing	5,845	38	5,262	29	11
Gas & Power	917	6	1,629	9	(44)
International (I)	870	5	1,467	8	(41)
Distribution	235	1	116	1	103
Biofuels	219	1	116	1	89
Corporate	303	2	339	2	(11)
• Special purpose companies (SPCs) (II)	286	2	1,046	6	(73)
Total investments	15,871	100	17,753	100	(11)

(I) International	870	100	1,467	100	(41)
Exploration & Production	752	86	1,398	96	(46)
Refining, Transportation & Marketing	71	8	32	2	122
Gas & Power	31	4	19	1	63
Distribution	11	1	12	1	(8)
Other	5	1	6		(17)

(II) Projects developed by SPCs	286	100	1,046	100	(73)
Exploration & Production	45	16	150	14	(70)
Refining, Transportation & Marketing	164	57	157	15	4
Gas & Power	68	24	739	71	(91)
Distribution	9	3

In line with its strategic objectives, Petrobras operates through joint ventures with other companies, in Brazil and abroad, as a concessionaire of oil and gas exploration, development and production rights. Currently the Company is a member of 105 consortiums in Brazil, of which it operates 72, and 155 joint ventures abroad, of which it operates 79.

Consolidated Debt

	R$ million

	03.31.2011	12.31.2010	Δ%
Short-term debt [16]	16,595	15,668	6
Long-term debt [17]	112,404	102,247	10
Total	128,999	117,915	9
Cash and cash equivalents	43,345	30,323	43
Treasury Bills (maturity of more than 90 days)	19,590	25,525	(23)
Adjusted cash equivalents	62,935	55,848	13
Net debt [18]	66,064	62,067	6
Net debt/(net debt + shareholder's equity)	17%	17%	-
Total net liabilities [19]	482,010	464,122	4
Capital structure
(net third parties capital / total net liabilities)	34%	33%	1
Net debt/EBITDA ratio	1.03	1.03	-

		US$ million

	03.31.2011	12.31.2010	Δ%
Short-term debt	10,189	9,403	8
Long-term debt	69,015	61,365	12
Total	79,204	70,769	12
Net debt	40,562	37,250	9

The net debt of the Petrobras System increased by 6% over December 31, 2010, due to the raising of long-term funding abroad through bond issues, partially offset by financial investments in Brazil.

[16] Includes financial leasings (R$159million on March 31, 2011 and R$176 million on December 31, 2010).
[17] Includes financial leasings (R$201 million on March 31, 2011 and R$196 million on December 31, 2010).
[18] Total debt less cash and cash equivalents.
[19] Total liabilities net of cash and financial investments.

Income Statement – Consolidated

R$ million
		First quarter
4Q-2010		2011	2010

54,492	Revenue from sales	54,800	50,412
(35,612)	Cost of products sold	(34,596)	(31,102)
18,880	Gross profit	20,204	19,310
	Expenses
(2,172)	Selling	(2,116)	(2,072)
(2,154)	General and administrative	(2,010)	(1,829)
(1,367)	Exploratory cost	(942)	(1,003)
(428)	Research & development	(492)	(391)
(317)	Taxes	(251)	(153)
(1,669)	Other	(1,857)	(2,245)
(8,107)		(7,668)	(7,693)
10,773	Income before financial results, profit sharing and taxes	12,536	11,617
1,926	Net financial result	2,022	(701)
389	Interest in investments	277	(179)
13,088	Income before taxes	14,835	10,737
(2,452)	Income tax and social contribution	(3,641)	(2,940)
10,636	Net income	11,194	7,797
(34)	Minority interest	(209)	(71)
10,602	Net income attributable to Petrobras shareholders	10,985	7,726

Balance Sheet – Consolidated

ASSETS	R$ million

	03.31.2011	12.31.2010

Current Assets	120,036	106,685
Cash and cash equivalents	43,345	30,323
Marketable securities	20,016	26,017
Accounts receivable	17,778	17,334
Inventories	23,869	19,816
Taxes recoverable	10,178	8,935
Other	4,850	4,260

Non Current Assets	424,909	413,285
Long-term assets	38,681	38,470
Accounts receivable	4,969	4,956
Marketable securities	5,127	5,208
Judicial deposits	2,897	2,807
Deferred taxes and social contribution	17,068	17,211
Advances to suppliers	4,807	4,976
Other	3,813	3,312
Investments	9,222	8,879
Fixed assets	294,165	282,838
Intangible assets	82,841	83,098
Total assets	544,945	519,970

LIABILITIES	R$ million

	03.31.2011	12.31.2010

Current Liabilities	60,590	56,834
Short-term debt	16,595	15,668
Suppliers	18,601	17,044
Taxes and social contribution	10,792	10,250
Dividends	4,216	3,595
Salaries, benefits and charges	2,569	2,606
Pension and health plan	1,348	1,303
Other	6,469	6,368
Non Current Liabilities	166,163	152,911
Long-term Debt	112,404	102,247
Deferred taxes and social contribution	28,961	26,161
Pension and health plan	15,708	15,278
Provision for well abandonment	6,443	6,505
Provision for lawsuits	1,356	1,372
Other	1,291	1,348
Shareholders’ Equity	318,192	310,225
Capital stock	205,357	205,357
Reserves/Income for the period	109,424	101,409
Minority Interest	3,411	3,459
Total Liabilities	544,945	519,970

Statement of Cash Flow – Consolidated

R$ million
		First quarter
4Q-2010		2011	2010
10,602	Net Income Attributable to Petrobras Shareholders	10,985	7,726
4,823	(+) Adjustments	1,939	1,950
3,930	Depreciation and amortization	3,558	3,265
(662)	Interest, FX rate and monetary variation	(771)	1,116
34	Minority interest	209	71
(389)	Equity income	(277)	179
1,923	Deferred income tax and contribution	2,373	(446)
859	Write-off of dry wells	538	632
(24)	Impairment losses	163	310
1,403	Inventory variation	(4,266)	(563)
693	Accounts receivable variation	(877)	(2,450)
(2,183)	Supplier variation	2,157	(900)
173	Pension and health plan variation	480	600
173	Tax variation	(237)	(1,077)
(1,107)	Other adjustments	(1,111)	1,213
15,425	(=) Cash Generated by Operating Activities	12,924	9,676
(32,942)	(-) Cash Used in Investment Activities	(9,395)	(16,013)
(18,879)	Investiments in business areas	(15,329)	(16,022)
(14,063)	Marketable Securities	5,934	9
(17,517)	(=) Free Cash Flow	3,529	(6,337)
758	(-) Cash Used in Financing Activities	9,704	4,188
5,197	Capital increase
9,248	Cash capitalization	15,355	10,124
(4,691)	Amortization of principal	(2,172)	(4,277)
(3,971)	Amortization of interest	(1,641)	(1,635)
(4,075)	Dividends	(1,838)	(24)
(950)	Others
(210)	(+) FX effect on cash and cash equivalents	(211)	66
(16,969)	(=) Cash and cash equivalents generated in the period	13,022	(2,083)
47,292	Cash and cash equivalents at beginning of period	30,323	29,034
30,323	Cash and cash equivalents at end of period	43,345	26,951

Statement of Added Value – Consolidated

	R$ million
	First quarter
	2011	2010
Revenue
Sales of products and services [20]	70,267	64,485
Asset construction	15,246	16,136
	85,513	80,621
Input acquisitions from third parties
Raw materials used	(11,458)	(9,738)
Products for resale	(8,415)	(9,114)
Energy, services & other	(14,575)	(16,698)
Tax credits on inputs acquired from third parties	(3,985)	(5,322)
Impairment losses	(163)	(310)
	(38,596)	(41,182)
Gross added value	46,917	39,439

Retentions
Depreciation and amortization	(3,558)	(3,265)
Net added value produced by the Company	43,359	36,174

Added value received
Equity income	277	(179)
Financial revenue - including monetary and exchange variation	1,793	760
Rent, royalties and other	231	335
	2,301	916
Added value to distribute	45,660	37,090

Distribution of added value

Personnel and administrative
Salaries/profit sharing
Salaries	3,434	2,910
Benefits
Advantages	193	175
Health, retirement and pension plan	912	758
FGTS	216	192
	4,755	4,035
Taxes
Federal	15,694	13,016
State	8,407	6,098
Municipal	68	60
Foreign states	1,417	1,341
	25,586	20,515
Financial institutions and suppliers
Interest, FX rate and monetary variation	1,431	2,576
Rent and freight expenses	2,694	2,167
	4,125	4,743
Shareholders
Interest on equity	2,609	1,755
Minority interest	209	71
Retained earnings	8,376	5,971
	11,194	7,797
Added value distributed	45,660	37,090

[20] Net of provisions for doubtful accounts.

Consolidated Income Statement by Business Area - Jan-Mar/2011 21

	R$ MILLION

	E&P	RT&M	GAS & POWER	BIOFUELS.	DISTRIB.	INTERN.	CORP.	ELIMIN.	TOTAL

Revenue from sales	28,043	44,322	3,825	202	16,698	7,273	-	(45,563)	54,800
Intersegment	28,005	14,699	563	160	319	1,817	-	(45,563)	-
Third parties	38	29,623	3,262	42	16,379	5,456	-	-	54,800
Cost of goods sold	(12,210)	(43,216)	(2,460)	(218)	(15,230)	(5,472)	-	44,210	(34,596)
Gross profit	15,833	1,106	1,365	(16)	1,468	1,801	-	(1,353)	20,204
Expenses	(1,691)	(1,600)	(620)	(46)	(909)	(898)	(1,984)	80	(7,668)
Selling, General & administrative	(189)	(1,243)	(497)	(37)	(912)	(412)	(891)	55	(4,126)
Exploratory costs	(858)	-	-	-	-	(84)	-	-	(942)
Research & development	(283)	(88)	(15)	-	(2)	-	(104)	-	(492)
Taxes	(21)	(25)	(28)	(1)	(12)	(60)	(104)	-	(251)
Other	(340)	(244)	(80)	(8)	17	(342)	(885)	25	(1,857)
Income before financial result, profit sharing and taxes	14,142	(494)	745	(62)	559	903	(1,984)	(1,273)	12,536
Net financial result	-	-	-	-	-	-	2,022	-	2,022
Equity income	-	225	15	28	-	8	1	-	277
Income before profit sharing and taxes	14,142	(269)	760	(34)	559	911	39	(1,273)	14,835
Income tax and social contribution	(4,808)	168	(253)	21	(190)	(67)	1,056	432	(3,641)
Net income	9,334	(101)	507	(13)	369	844	1,095	(841)	11,194
Minority interest	(7)	6	8	-	-	(1)	(215)	-	(209)
Net income attributable to Petrobras shareholders	9,327	(95)	515	(13)	369	843	880	(841)	10,985

Consolidated Income Statement by Business Area - Jan-Mar/2010 21

	R$ MILLION

	E&P	RT&M	GAS & POWER	BIOFUELS	DISTRIB.	INTERN.	CORP.	ELIMIN.	TOTAL

Revenue from sales	23,389	41,274	3,083	106	15,300	5,840	-	(38,580)	50,412
Intersegment	23,276	13,493	326	104	328	1,053	-	(38,580)	-
Third parties	113	27,781	2,757	2	14,972	4,787	-	-	50,412
Cost of goods sold	(10,403)	(37,992)	(1,782)	(108)	(13,962)	(4,503)	-	37,648	(31,102)
Gross profit	12,986	3,282	1,301	(2)	1,338	1,337	-	(932)	19,310
Expenses	(1,926)	(1,412)	(743)	(32)	(772)	(640)	(2,232)	64	(7,693)
Selling, general & administrative	(162)	(1,251)	(473)	(15)	(797)	(401)	(864)	62	(3,901)
Exploratory costs	(876)	-	-	-	-	(127)	-	-	(1,003)
Research & development	(203)	(63)	(17)	-	(2)	(1)	(105)	-	(391)
Taxes	(13)	(25)	(11)	-	(8)	(42)	(54)	-	(153)
Other	(672)	(73)	(242)	(17)	35	(69)	(1,209)	2	(2,245)
Income before financial result, profit sharing and taxes	11,060	1,870	558	(34)	566	697	(2,232)	(868)	11,617
Net financial result	-	-	-	-	-	-	(701)	-	(701)
Equity income	-	(103)	(38)	-	(12)	(5)	(21)	-	(179)
Income before profit sharing and taxes	11,060	1,767	520	(34)	554	692	(2,954)	(868)	10,737
Income tax and social contribution	(3,761)	(636)	(189)	12	(192)	(184)	1,714	296	(2,940)
Net income	7,299	1,131	331	(22)	362	508	(1,240)	(572)	7,797
Minority interest	13	(15)	(8)	-	-	(61)	-	-	(71)
Net income attributable to Petrobras' shareholders	7,312	1,116	323	(22)	362	447	(1,240)	(572)	7,726

21 As of 2011 Biofuel results are presented separately. This information was previously included in the corporate group. For comparative purposes, the 2010 information was reclassified.

Consolidated EBITDA Statement by Business Area - 2011 22

	R$ MILLION

	E&P	RT&M	GAS & POWER	BIOFUELS	DISTRIB.	INTERN.	CORP.	ELIMIN.	TOTAL

Income before financial result, profit sharing and taxes	14,142	(494)	745	(62)	559	903	(1,984)	(1,273)	12,536
Depreciation / amortization	2,118	498	312	11	87	399	133	-	3,558
Impairment	-	-	-	-	-	(1)	-	-	(1)
EBITDA	16,260	4	1,057	(51)	646	1,301	(1,851)	(1,273)	16,093

Statement of Other Operating Income (Expenses) - Jan-Mar/2011 22

	R$ MILLION

	E&P	RT&M	GAS & POWER	BIOFUELS	DISTRIB.	INTERN.	CORP.	ELIMIN.	TOTAL

Unprogrammed stoppages and pre-operational expenses	(178)	(17)	(45)	-	-	(234)	-	-	(474)
Pension and health plan	-	-	-	-	-	-	(391)	-	(391)
Institutional relations and cultural projects	(15)	(12)	(2)	-	(7)	-	(234)	-	(270)
Expenses with health, safety and the environment	(21)	(23)	(1)	-	-	(54)	(97)	-	(196)
Adjustment of inventories to market value	9	(69)	-	(9)	-	(1)	-	-	(70)
Losses and contingencies related to lawsuits	(9)	(13)	(5)	-	(10)	(4)	(7)	-	(48)
Operational expenses with thermoelectric plants	-	-	(14)	-	-	-	-	-	(14)
Impairment losses	-	-	-	-	-	1	-	-	1
Government incentives, donations and subsidies	35	24	2	-	-	-	-	-	61
Other	(161)	(134)	(15)	1	34	(50)	(156)	25	(456)
	(340)	(244)	(80)	(8)	17	(342)	(885)	25	(1,857)

Statement of Other Operating Income (Expenses) - Jan-Mar/2010 22

	R$ MILLION

	E&P	RT&M	GAS & POWER	BIOFUELS	DISTRIB.	INTERN.	CORP.	ELIMIN.	TOTAL

Unprogrammed stoppages and pre-operational expenses	(92)	(6)	(24)	-	-	-	-	-	(122)
Pension and health plan	-	-	-	-	-	-	(408)	-	(408)
Institutional relations and cultural projects	(16)	(10)	(5)	-	(9)	-	(192)	-	(232)
Expenses with health, safety and the environment	(21)	(12)	(1)	-	-	-	(72)	-	(106)
Adjustment of inventories to market value	-	(17)	-	-	-	(100)	-	-	(117)
Losses and contingencies related to lawsuits	(460)	(10)	(8)	-	(8)	(6)	(538)	-	(1,030)
Operational expenses with thermoelectric plants	-	-	(158)	-	-	-	-	-	(158)
Impairment losses	-	-	(80)	-	-	(114)	-	-	(194)
Government incentives, donations and subsidies	29	160	5	-	-	-	-	-	194
Other	(112)	(178)	29	(17)	52	151	1	2	(72)
	(672)	(73)	(242)	(17)	35	(69)	(1,209)	2	(2,245)

22 As of 2011 Biofuel results are presented separately. This information was previously included in the corporate group. For comparative purposes, the 2010 information was reclassified.

Consolidated Assets by Business Area - 03.31.2011 [23]

	R$ MILLION

	E&P	RT&M	GAS & POWER	BIOFUELS	DISTRIB.	INTERN.	CORP.	ELIMIN.	TOTAL

Assets	234,185	130,900	50,011	2,298	12,448	29,576	97,606	(12,079)	544,945
Current assets	8,619	35,498	3,707	276	6,551	5,906	71,551	(12,072)	120,036
Non-current assets	225,566	95,402	46,304	2,022	5,897	23,670	26,055	(7)	424,909
Long-term assets	6,018	6,277	3,045	137	1,015	4,042	18,154	(7)	38,681
Investments		6,502	202	1,038	20	1,312	148		9,222
Property, plant and equipment	142,870	82,328	41,980	809	4,174	15,202	6,802		294,165
Intangible assets	76,678	295	1,077	38	688	3,114	951		82,841

Consolidated Assets by Business Area - 12.31.2010 [23]

	R$ MILLION

	E&P	RT&M	GAS & POWER	BIOFUELS	DISTRIB.	INTERN.	CORP.	ELIMIN.	TOTAL

Assets	227,601	117,625	50,175	2,058	12,280	29,869	90,393	(10,031)	519,970

Current assets	6,133	28,853	4,523	283	6,580	5,750	64,558	(9,995)	106,685
Non-current assets	221,468	88,772	45,652	1,775	5,700	24,119	25,835	(36)	413,285
Long-term assets	6,268	6,024	2,829	147	951	4,054	18,233	(36)	38,470
Investments		6,276	295	802	16	1,340	150		8,879
Property, plant and equipment	138,519	76,186	41,262	788	4,050	15,559	6,474		282,838
Intangible assets	76,681	286	1,266	38	683	3,166	978		83,098

23 As of 2011 Biofuel results are presented separately. This information was previously included in the corporate group. For comparative purposes, the 2010 information was reclassified.

Consolidated Income Statement by International Business Area

	R$ MILLION INTERNATIONAL

	E&P	RT&M	GAS & POWER	DISTRIB.	CORP.	ELIMIN.	TOTAL

Income Statement- 1Q-2011

Revenue from sales	2,108	3,698	533	2,032		(1,098)	7,273
Intersegment	1,765	1,038	106	16		(1,108)	1,817
Third parties	343	2,660	427	2,016		10	5,456

Earnings before financial result, profit sharing
and taxes	808	217	101	(35)	(188)		903

Net income attributable to Petrobras
shareholders	747	221	76	(40)	(161)		843

Income Statement- 1Q-2010

Revenue from sales	1,498	3,100	566	1,618		(942)	5,840
Intersegment	1,183	704	101	18		(953)	1,053
Third parties	315	2,396	465	1,600		11	4,787

Earnings before financial result, profit sharing
and taxes	673	(68)	118	62	(74)	(14)	697

Net income attributable to Petrobras
shareholders	483	(62)	68	59	(87)	(14)	447

Consolidated Income Statement by International Business Area
	R$ MILLION INTERNATIONAL

	E&P	RT&M	GAS & POWER	DISTRIB.	CORP.	ELIMIN.	TOTAL

Assets in 03.31.2011	20,938	5,337	3,165	1,659	2,586	(4,109)	29,576
Assets in 12.31.2010	20,715	5,433	3,213	1,645	2,801	(3,938)	29,869

Income Statement – Parent Company

R$ million
		First quarter

4Q-2010		2011	2010

39,958	Revenue from sales	40,097	36,952
(25,387)	Cost of products sold	(24,703)	(21,342)
14,571	Gross profit	15,394	15,610
	Expenses
(2,151)	Sales	(2,251)	(1,750)
(1,459)	General and administrative	(1,324)	(1,225)
(706)	Exploratory costs	(859)	(876)
(399)	Research & development	(483)	(380)
(140)	Taxes	(126)	(81)
(1,177)	Other	(1,672)	(2,210)
(6,032)		(6,715)	(6,522)

8,539	Earnings before financial result, profit sharing and taxes	8,679	9,088
1,449	Net financial result	1,789	116
2,173	Equity income	3,076	992
12,161	Income before taxes	13,544	10,196
(1,608)	Income/social contribution taxes	(2,699)	(2,505)
10,553	Net income attributable to Petrobras shareholders	10,845	7,691

Balance Sheet – Parent Company

ASSETS	R$ million
	03.31.2011	12.31.2010
Current assets	108,447	95,258
Cash and cash equivalents	33,420	19,995
Marketable securities	27,297	33,731
Accounts receivable	17,534	16,178
Inventories	18,223	15,199
Taxes recoverable	7,246	5,911
Other	4,727	4,244
Non-current assets	364,821	371,397
Long-term assets	34,940	52,384
Accounts receivable	12,424	29,760
Petroleum & Ethanol account	824	822
Marketable securities	4,679	4,749
Judicial deposits	2,513	2,426
Deferred taxes and social contribution	11,388	11,790
Advances to suppliers	1,090	964
Other	2,022	1,873
Investments	51,156	50,955
Property, plant and equipment	200,497	189,775
Intangible assets	78,021	78,042
Deferred assets	207	241
Total Assets	473,268	466,655

LIABILITIES	R$ million
	03.31.2011	12.31.2010
Current Liabilities	59,625	62,441
Financing	1,908	1,506
Financial leasing	3,442	3,149
Taxes and social contribution	8,869	7,837
Suppliers	9,306	9,567
Dividends / Interest on equity	4,216	3,595
Salaries, benefits and charges	2,171	2,174
Provision for profit sharing	941	1,428
Pension and health plan	1,278	1,209
Subsidiaries, controlled and affiliates	25,338	30,113
Other	2,156	1,863
Non-current Liabilities	98,440	96,897
Financing	35,772	36,430
Financial leasing	14,837	14,976
Deferred taxes and social contribution	24,253	21,808
Pension and health plan	14,531	14,162
Provision for lawsuits	417	425
Provision for well abandonment	6,040	6,072
Subsidiaries and controlled companies	536	404
Other	2,054	2,620
Shareholders' Equity	315,203	307,317
Paid-up capital	205,357	205,357
Reserves/Income for the period	99,001	101,960
Net income	10,845
Total Liabilities	473,268	466,655

1. Analysis of Consolidated Gross Profit (1Q-2011 x 4Q-2010)

		R$ million
		Change
		1Q-2011 X 1Q-2010

Gross Profit Analysis - Main Items		Net Revenue	Cost of Goods Sold	Gross Profit
. Domestic Market:	- volumes sold	(2,589)	1,780	(809)
	- domestic prices	1,208		1,208
. International Market:	- export volumes	300	(337)	(37)
	- export price	1,134		1,134
. (Increase) decrease in expenses: (i)			(806)	(806)
. Increase (decrease) in profitability of Distribution segment		(701)	678	(23)
. Increase (decrease) in profitability of trading operations		157	(102)	55
. Increase (decrease) in international sales		344	134	478
. FX effect on overseas subsidiaries		(178)	148	(30)
. Other		633	(479)	154
		308	1,016	1,324

(i) Breakdown of Variation in Expenses:	Value
- domestic government take	(875)
- purchase of renewable resources	(254)
- oil products (domestic purchases)	(165)
- imports of crude oil, oil products and gas	(142)
- transportation: maritime and pipelines [24]	(85)
- outsourced services	(48)
- purchase of nitrogen compounds	(10)
- salaries, benefits and charges	99
- energy generation and purchase of energy for resale	262
- materials, services, rent and depreciation	412
(806)

Due to the average inventory period of 60 days, international oil and refinery product prices, as well as the impact of the exchange rate on imports and government take are not fully reflected in the cost of goods sold in the actual period, but in the subsequent period. The chart below shows the estimated impact on COGS:

*Similarly to 4Q-2010, first quarter COGS was positively influenced by the sale of inventories acquired at lower unit costs in previous periods, given the behavior of international prices when inventories were formed.

[24] Expenses with cabotage, terminals and pipelines.

2. Analysis of Consolidated Gross Profit (1Q-2011 x 1Q-2010)

			R$ million
		Change
		1Q-2011 x 4Q-2010

Gross Profit Analysis - Main Items		Net Revenue	Cost of Goods Sold	Gross Profit
. Domestic Market:	- volumes sold	1,383	(237)	1,146
	- domestic prices	791		791
. International Market:	- export volumes	(1,385)	604	(781)
	- export price	1,214		1,214
. (Increase) decrease in expenses: (i)			(2,033)	(2,033)
. Increase (decrease) in profitability of Distribution segment		1,490	(1,359)	131
. Increase (decrease) in profitability of trading operations		608	(388)	220
. Increase (decrease) in international sales		1,094	(533)	561
. FX effect on overseas subsidiaries		(710)	601	(109)
. Other		(97)	(149)	(246)
		4,388	(3,494)	894

(i) Breakdown of Variation in Expenses:	Value
- domestic government take	(778)
- imports of crude oil, oil products and gas	(624)
- outsourced services	(217)
- materials, services, rent and depreciation	(135)
- energy generation and purchase of energy for resale	(86)
- oil products (domestic purchases)	(78)
- transportation: maritime and pipelines [25]	(41)
- purchase of renewable resources	(34)
- salaries, benefits and charges	(20)
- purchase of nitrogen compounds	(20)
(2,033)

[25] Expenses with cabotage, terminals and pipelines.

3. Consolidated Taxes and Contributions

The economic contribution of Petrobras measured through the generation of current taxes, duties and social contributions, totaled R$19,329 million.

R$ million
			First quarter
4Q-2010	1Q11 X 4Q10 (%)		2011	2010	2011 X 2010 (%)

		Economic Contribution - Country
8,625	(2)	Value Added Tax on Sales and Services (ICMS)	8,414	6,117	38
1,947	2	CIDE [26]	1,988	1,519	31
4,798	(28)	PASEP/COFINS	3,475	3,193	9
2,179	59	Income Tax and Social Contribution	3,456	2,750	26
1,125	(35)	Other	728	621	17
18,674	(3)	Subtotal Country	18,061	14,200	27
1,351	(6)	Economic Contribution - Foreign	1,268	1,216	4
20,025	(3)	Total	19,329	15,416	25

4. Government Take

R$ million
			First quarter
4Q-2010	1Q11 X 4Q10 (%)		2011	2010	2011 X 2010 (%)

		Country
2,489	16	Royalties	2,885	2,333	24
2,634	22	Special Participation	3,201	2,610	23
45	(51)	Surface Rental Fees	22	32	(31)
5,168	18	Subtotal Country	6,108	4,975	23
134	11	Foreign	149	125	19
5,302	18	Total	6,257	5,100	23

The government take in the country in 1Q-2011 increased over 4Q-2010, due to the 19% upturn in the reference price for local oil, which averaged R$153.11/bbl (US$91.90/bbl) versus R$128.43/bbl (US$75.72/bbl) in 4Q-2010, reflecting international oil prices.

In year-on-year terms, the government take also increased, due to the 23% upturn in the reference price for local oil, which averaged R$153.11/bbl (US$91.90/bbl) versus R$124.27/bbl (US$69.00/bbl) in 1Q-2010, reflecting international oil prices.

26 CIDE – Economic Domain Contribution Charge.

5. Indebtedness

6. Foreign Exchange Exposure

ASSETS	R$ million
	03.31.2011	12.31.2010

Current assets	12,527	13,065
Cash and cash equivalents	9,772	10,818
Other current assets	2,755	2,247

Non-current assets	4,560	18,755
Amounts invested abroad by
partner companies in the international segment,
in E&P equipment to be used in Brazil and in
commercial activities	2,880	17,351
Other long-term assets	1,680	1,404

Total Assets	17,087	31,820

LIABILITIES	R$ million
	03.31.2011	12.31.2010
Current Liabilities	(12,777)	(11,562)
Financing	(9,050)	(7,953)
Suppliers	(3,173)	(3,286)
Other current liabilities	(554)	(323)
Non-current Liabilities	(22,495)	(26,248)
Financing	(22,456)	(26,208)
Other long-term liabilities	(39)	(40)
Total Liabilities	(35,272)	(37,810)

Net Assets (Liabilities) in Reais	(18,185)	(5,990)
(-) FINAME Loans - in reais indexed to dollar	(101)	(103)
(-) BNDES Loans - in reais indexed to dollar	(22,966)	(23,906)
Net Assets (Liabilities) in Reais	(41,252)	(29,999)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 31, 2011
PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act) that are not based on historical facts and are not assurances of future results.  These forward-looking statements are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results o f operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.
All forward-looking statements are expressly qualified in their entirety by this cautionary statement, and you should not place reliance on any forward-looking statement contained in this press release. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.